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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*



                                MICROFRAME, INC.
     ----------------------------------------------------------------------
                                 (Name of Issuer

                          Common Stock, $.001 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                594915-10-0 (pre-split); 594915-20-9 (post-split)
           -----------------------------------------------------------
                                 (CUSIP Number)


                              James Alterbaum, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704- 6272
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 25, 1996
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                  Schedule 13D
CUSIP No. 594915-10-0 (pre-                                    Page 2 of 7 Pages
split); 594915-20-9 (post-split)
================================================================================

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Radomsky
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                       (b) [_]
         N/A
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                                       PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                                    312,670
 NUMBER OF               -------------------------------------------------------
   SHARES                  8        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                          0
    EACH                 -------------------------------------------------------
 REPORTING                  9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                            312,670
                         -------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     312,670
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    2 of 7 Pages

================================================================================
                                  Schedule 13D
CUSIP No. 594915-10-0 (pre-                                    Page 3 of 7 Pages
split); 594915-20-9 (post-split)
================================================================================


                                  INTRODUCTION

           This amendment to the Schedule 13D (the "Statement") is being filed by Michael Radomsky. This Statement restates (except for previously filed paper exhibits) the entire text of the Schedule 13D, but omits information no longer applicable and reflects transactions after the Original Schedule 13D even if not required to be reported on this or previously filed amendments.

           In September 1993, MicroFrame, Inc., a New Jersey corporation (the "Company"), the issuer of the security to which this Statement pertains effected a 1 for 5 reverse stock split of the Company's Common Stock. All disclosures in this Statement regarding stock ownership and per share price amounts reflect post-split numbers.

ITEM 1.    SECURITY AND ISSUER.

           This Statement relates to the common stock, $.001 par value per share ("Common Stock"), of the Company. The principal executive offices of the Company are located at 21 Meridian Road, Edison, New Jersey 08820.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a)        This Statement is being filed by Michael Radomsky.

           (b) The business address of Mr. Radomsky is c/o MicroFrame, Inc., 21 Meridian Road, Edison, New Jersey 08820.

           (c) The principal occupation or employment of Mr. Radomsky is the Executive Vice President and a director of the Company.

                      The Company designs, develops and markets a broad range of
                      security,   network   management  and  remote  maintenance
                      products for voice and data communications network.

           (d) During the last five years, Mr. Radomsky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) during the last five years, Mr. Radomsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is to subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)        Mr. Radomsky is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


           (a) In the original 13D dated March 18, 1990 ("Original 13D"), Mr. Radomsky reported that he acquired 1,000,000 (pre-split) shares for $11,000 using personal funds. In addition he disclosed that he had an option to acquire 100,000 (pre-split) shares for $.03 per share exercisable during the following five year period commencing on January 1, 1990.




                                                                    3 of 7 Pages

================================================================================
                                  Schedule 13D
CUSIP No. 594915-10-0 (pre-                                    Page 4 of 7 Pages
split); 594915-20-9 (post-split)
================================================================================


ITEM 3.    CONT.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                      Mr. Radomsky exercised his option and acquired the 100,000 (pre-split) shares of Common Stock for $3,000. The funds used by Mr. Radomsky to purchase such shares of Common Stock were the personal funds of Mr. Radomsky.

           (b) In Amendment No. 1 to the Original 13D dated August 20, 1990 ("Amendment No. 1"), Mr. Radomsky reported that on April 26, 1990, he sold 245,833 (pre-split) shares of Common Stock to David Gould and 4,167 (pre-split) shares of Common Stock to Robert Groll pursuant to an agreement between Mr. Gould and Mr. Radomsky. In addition, Mr. Groll acquired 12,500 (pre-split) shares of Common Stock from Mr. Radomsky upon the exercise of an option to acquire such shares among Mr. Radomsky, William H. Whitney, Stephen M. Deixler, Mr. Gould and Mr. Groll. As a result of the above exercise of stock options Mr. Radomsky sold 262,600 (pre-split) shares of Common Stock for an aggregate sale price of $2,625.

           (c) In Amendment No. 2 to the Original 13D dated July 1, 1991 ("Amendment No.2"), Mr. Radomsky reported that on June 11, 1991 the Issuer issued Mr. Radomsky 234,520 (pre-split) in consideration of the termination of long-term debt of the Issuer to Mr. Radomsky in the amount of $70,357 owed to him by the Issuer. The long-term debt was converted at the rate of $.30 per share.

           The remaining 98,266 shares of Common Stock beneficially owned by Mr. Radomsky are unexercised stock options, which he has the right to acquire within 60 days.

ITEM 4.    PURPOSE OF TRANSACTION.

           The securities of the Company held by Mr. Radomsky were acquired and are being held, as an investment. Mr. Radomsky has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (although Mr. Radomsky retains the right to exercise at any time and from time to time in his discretion the warrants and the stock options to acquire additional shares of Common Stock described in Item 5 or to purchase or sell equity securities of the Company owned by him in open market or in privately negotiated transactions as circumstances warrant), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.


                                                                    4 of 7 Pages

================================================================================
                                  Schedule 13D
CUSIP No. 594915-10-0 (pre-                                    Page 5 of 7 Pages
split); 594915-20-9 (post-split)
================================================================================


ITEM 5.    INTEREST IN SECURITY OF THE ISSUER.

           (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Michael Radomsky as of September 25, 1996:

                                     Number of                       Percent
Name                                 Shares (1)                   of Class (2)
----                                 ----------                   ------------

Michael Radomsky                     312,670 (3)                        6.4%

--------------------

(1) Michael Radomsky has sole voting and dispositive power with respect to the shares owned by him.

(2) Percent of Class assumes the issuance of the Common Stock upon the exercise of stock options (to the extent exercisable on or within 60 days after January 31, 1997) deemed beneficially owned by Mr. Radomsky, but by no other person or entity.

(3) Includes 98,266 shares of Common Stock subject to stock options which are exercisable within 60 days.

           (c) On April 13, 1995, Mr. Radomsky was granted a Stock Option under the Company's 1994 Stock Option Plan to purchase 2,208 shares of Common Stock at an exercise price of $2.87 per share, which option became exercisable as to 736 shares on each of April 3, 1995, April 3, 1996, April 3, 1997, provided that Mr. Radomsky serves as an employee on such dates. On April 17, 1995, Mr. Radomsky was granted a Stock Option under the Company's 1994 Stock Option Plan to purchase 6,000 shares of Common Stock at an exercise price of $2.56 per share, which option was immediately exercisable. On September 25, 1996, Mr. Radomsky was granted a Stock Option to purchase 90,000 shares of Common Stock at an exercise price of $1.156 per share, which option is immediately exercisable.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

           (a) Mr. Radomsky holds options granted under the 1994 Stock Option Plan to purchase 2,208 shares of Common Stock at an exercise price of $2.87, which option is presently exercisable as to 1,472 shares of Common Stock and expires as to 736 shares of Common Stock on each of April 2, 2000 and April 2, 2001. The remaining shares of Common Stock pursuant to this stock option vest on April 3, 1997 and expire on April 2, 2002.

           (b) Mr. Radomsky holds options granted under the 1994 Stock Option Plan to purchase 6,000 shares of Common Stock at an exercise price of $2.56, which option is presently exercisable in full and expires on April 16, 2000. (c) Mr. Radomsky holds options to purchase 90,000 shares of Common Stock at an exercise price of $1.156, which option is presently exercisable in full and expires on September 25, 2006.


                                                                    5 of 7 Pages

================================================================================
                                  Schedule 13D
CUSIP No. 594915-10-0 (pre-                                    Page 6 of 7 Pages
split); 594915-20-9 (post-split)
================================================================================



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following are exhibits to this Statement:

           1(a) Non-employee Stock Option Agreement dated January 1, 1990 between the Company and Mr. Radomsky.*
           1(b) Option Agreement dated January 27, 1986 between Michael Radomsky and David Gould.*
           1(c) Non-Qualified Stock Option Agreement dated September 25, 1996 between the Company and Mr. Radomsky.


*    Previously filed


                                                                    6 of 7 Pages

================================================================================
                                  Schedule 13D
CUSIP No. 594915-10-0 (pre-                                    Page 7 of 7 Pages
split); 594915-20-9 (post-split)
================================================================================

                                    Signature


           After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 31, 1997

                                             /s/ Michael Radomsky
                                             ----------------------------
                                             Michael Radomsky


                                                                    7 of 7 Pages